UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Results of Sunrise New Energy Co., Ltd.’s 2022 Annual General Meeting

At the 2022 annual general meeting of shareholders (the “Meeting”) of Sunrise New Energy Co., Ltd., formerly knowns as Global Internet of People, Inc. (the “Company”), held on August 5, 2022, at 9:30 p.m., Eastern Time, in a virtual-only format, at www.virtualshareholdermeeting.com/SDH2022, the shareholders of the Company approved the following proposals:

1.	to re-elect Mr. Haiping Hu as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Haiwei Zuo as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Mr. Ligang Lu as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Xiang Luo as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Jian Pei as a director of the Company to hold office until the next annual general meeting;

6.	the 2022 stock incentive plan;

7.	to change the Company’s name to: Sunrise New Energy Co., Ltd.; and 8. to amend the Company’s Memorandum and Articles of Association.

At the close of business on July 5, 2022, the record date for the determination of shareholders entitled to vote at the Meeting, there were 24,528,000 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

The results of the votes at the Meeting for the proposals were as follows:

Proposal	For	Against	Abstain
1	17,856,503	2	25
2	17,856,153	102	275
3	17,856,153	102	275
4	17,856,153	102	275
5	17,856,253	2	275
6	17,836,133	19,969	428
7	17,851,070	5,023	437
8	17,850,620	5,223	687

* The proposal numbers correspond to those in the first paragraph of this report.

Other Events

The name change of the Company became effective on August 10, 2022. In conjunction with the name change, the Company’s ordinary shares are expected to begin trading on the NASDAQ Capital Market under the new ticker symbol “EPOW” as of the opening of trading on August 15, 2022. The Company’s ordinary shares have previously traded under the ticker symbol “SDH”. The name change and ticker symbol change do not affect the rights of the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: August 12, 2022	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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